Exhibit 99.4

KPMG LLP Chartered Professional Accountants Bay Adelaide Centre 333 Bay Street, Suite 4600 Toronto ON M5H 2S5	Telephone (416) 777-8500 Fax (416) 777-8818 Internet: www.kpmg.ca

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors of Bank of Montreal

We consent to the inclusion in this annual report on Form 40-F of:

i)

our independent auditors’ report of registered public accounting firm dated December 4, 2018 on the consolidated balance sheets of Bank of Montreal (the “Bank”) as at October 31, 2018 and October 31, 2017, the consolidated statements of income, comprehensive income, changes in equity and cash flows for each of the years in the three-year period ended October 31, 2018, and notes, comprising a summary of significant accounting policies and other explanatory information; and

ii)	our report of independent registered public accounting firm dated December 4, 2018 on the effectiveness of the Bank’s internal control over financial reporting as of October 31, 2018;

each of which is contained in this annual report on Form 40-F of the Bank for the fiscal year ended October 31, 2018. Our independent auditors report on the consolidated financial statements refers to a change to the Bank’s method of accounting for financial instruments in 2018 due to the adoption of International Financial Reporting Standard 9 Financial Instruments.

We also consent to the incorporation by reference of such reports in the following Registration Statements of the Bank:

1.	Registration Statement – Form F-3 – File No. 333-217200
2.	Registration Statement – Form F-3 – File No. 333-214934
3.	Registration Statement – Form S-8 – File No. 333-191591
4.	Registration Statement – Form S-8 – File No. 333-180968
5.	Registration Statement – Form S-8 – File No. 333-177579
6.	Registration Statement – Form S-8 – File No. 333-177568
7.	Registration Statement – Form S-8 – File No. 333-176479
8.	Registration Statement – Form S-8 – File No. 333-175413
9.	Registration Statement – Form S-8 – File No. 333-175412
10.	Registration Statement – Form S-8 – File No. 333-113096
11.	Registration Statement – Form S-8 – File No. 333-14260
12.	Registration Statement – Form S-8 – File No. 33-92112
13.	Registration Statement – Form S-8 – File No. 333-207739

Chartered Professional Accountants, Licensed Public Accountants

December 4, 2018

Toronto, Canada

KPMG LLP is a Canadian limited liability partnership and a member firm of the KPMG network of independent member firms affiliated with KPMG International Cooperative (“KPMG International”),

a Swiss entity. KPMG Canada provides services to KPMG LLP.